

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Jessica T. Graziano
Chief Financial Officer
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, Connecticut 06902

> **Re: United Rentals, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed January 29, 2020**
> **File No. 001-14387**

Dear Ms. Graziano:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services